UPS
55 Glenlake Parkway NE
Atlanta, GA 30328

March 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sondra Snyder and Gus Rodriguez

Re:    United Parcel Service, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 22, 2022
File No. 001-15451

Dear Ms. Snyder and Mr. Rodriguez:
This letter contains our response to the comment received from the staff of the U.S. Securities and Exchange Commission by letter dated March 10, 2022 (the “Letter”) regarding the filing listed above by United Parcel Service, Inc. (references to the “Company” or “UPS” include any or all of United Parcel Service, Inc. and its subsidiaries).
For ease of reference, we have repeated the caption and comment contained in the Letter below, in italics, together with the subheadings used in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1A. Risk Factors
Changes in general economic conditions, in the U.S. and internationally, may adversely affect us, page 9

1.    You refer to the adverse impact on your business due to geopolitical uncertainties and conflicts in the Russian Federation and Ukraine. Please describe the adverse impact of Russia’s invasion of the Ukraine on your business, including the impact on your operations and potential asset impairments.

Ms. Sondra Snyder and Mr. Gus Rodriguez
U.S. Securities and Exchange Commission
March 15, 2021

Response to Comment 1:
The Company does not have any material business, operations or assets in Russia, Belarus or Ukraine, and has not been materially impacted by the actions of the Russian government. The Company’s total revenue from these three countries constitutes less than 1.0% of consolidated revenue.
As has been disclosed by the Company on its corporate website, www.ups.com, as a result of Russia's invasion of Ukraine, the Company has temporarily suspended all shipping services to, from and within Ukraine, Belarus and Russia, until further notice. In addition, the Company has halted overflights of Russia, with no material impact on the Company’s costs.
If and when the actions of the Russian government are reasonably likely to materially impact the Company or its operations, the Company undertakes to include appropriate disclosures in its public filings.
If you have any questions regarding the responses set forth above, please do not hesitate to contact the undersigned at (404) 828 4407 or at bnewman1@ups.com.

Sincerely,
/s/ Brian Newman
Brian O. Newman
Executive Vice President and Chief Financial Officer

cc:    UPS Audit Committee